Exhibit 99.1

For Immediate Release:

PreMD Submits 510(k) Application to FDA for PREVU* LT

°	New PREVU* format aimed initially at the life insurance market
°	Targeted to Predicting TC:HDL Ratio

Toronto, Ontario (November 6, 2006) - - Predictive medicine company PreMD Inc. (TSX: PMD; Amex: PME) today announced that it has submitted a premarket notification or 510(k) to the U.S. Food and Drug Administration (FDA) for clearance of PREVU* LT, the lab-processed format of the PREVU* technology. PREVU*LT is the second product in the PREVU* line of skin sterol tests and has been developed for use within the insurance industry and diagnostic laboratories.

PreMD submitted its application to seek clearance to market the test in the U.S. for use as a predictor of the ratio of total cholesterol (TC) to high density lipoprotein (HDL), the TC:HDLratio, in the insurance industry. Both total cholesterol and HDL are measured from a sample of blood. PREVU* LT non-invasively measures the amount of cholesterol that has accumulated in the skin tissues, as opposed to blood, by using a specially designed adhesive strip to painlessly collect skin cells from the palm of the hand. The sample is then sent to a laboratory for processing. No fasting or other patient preparation is required for the test. PREVU* LT has been Conformité Européene (CE)-marked in Europe and has been cleared for sale in Canada.

The FDA submission included clinical data from the recently completed PREPARE (PREVU* Predicts Atherosclerosis Risk and Events) study, conducted in the insurance industry with the participation of selected U.S. life insurers. The product was compared to traditional risk assessment measures.

“We expect clearance of this new test format to significantly expand the market potential for PREVU*, starting with the life insurance industry,” said Dr. Brent Norton, President and Chief Executive Officer. “Through our management of the PREPARE clinical trial we have already made significant inroads with insurance providers, which puts us in a good position for commercialization. We are excited about the prospects for this product and realizing the full commercial potential of the entire PREVU* product line.”

Typical response times for 510(k) submissions are approximately 90 days if there are no questions or other issues.

About PreMD
PreMD Inc. is a world leader in predictive medicine, dedicated to developing rapid, non-invasive tests for the early detection of life-threatening diseases. PreMD’s cardiovascular products are branded as PREVU* Skin Sterol Test. The company’s cancer tests include ColorectAlert™, LungAlert™ and a breast cancer test. PreMD’s head office is located in Toronto, and its research and product development facility is at McMaster University in Hamilton, Ontario. For further information, please visit www.premdinc.com.

This press release contains forward-looking statements. These statements involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the successful development or marketing of the Company’s products, the competitiveness of the Company’s products if successfully commercialized, the lack of operating profit and availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, product liability, reliance on third-party manufacturers, the ability of the Company to take advantage of business opportunities, uncertainties related to the regulatory process, and general changes in economic conditions.

In addition, while the Company routinely obtains patents for its products and technology, the protection offered by the Company’s patents and patent applications may be challenged, invalidated or circumvented by our competitors and there can be no guarantee of our ability to obtain or maintain patent protection for our products or product candidates.

Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. PreMD is providing this information as of the date of this press release and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

* Trademark
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For more information, please contact:
Brent Norton	Ron Hosking
President and CEO	Chief Financial Officer
Tel: 416-222-3449 ext. 22	Tel: 416-222-3449 ext. 24
Email: bnorton@premdinc.com	Email: rhosking@premdinc.com